UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No.    1    )*
                                           --------

                         Velocity Asset Management, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities

                                   879247 10 4
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                                 (CUSIP Number)

                              Martin A. Sumichrast
                         c/o Lomond International, Inc.
                     11125 Colonial Country Lane, Suite 100
                               Charlotte, NC 28277
                                 (704) 847-4917
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 28, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                              -------------------
 CUSIP No.    879247 10 4                                     Page 2 of 6 Pages
-------------------------------                              -------------------

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    1      NAME OF REPORTING PERSON

                              LOMOND INTERNATIONAL

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           81-054-5639
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


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    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                                 NORTH CAROLINA

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                                 7       SOLE VOTING POWER

                                         380,474
         NUMBER OF           ---------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                          380,474
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           380,474
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.0%
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   14      TYPE OR REPORTING PERSON*

                                       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------------                              -------------------
 CUSIP No.    879247 10 4                                     Page 3 of 6 Pages
-------------------------------                              -------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   HAROLD WINE

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


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    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                                     CANADA

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                                 7       SOLE VOTING POWER

                                         250,000
         NUMBER OF           ---------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                          250,000
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           250,000
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.6%
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   14      TYPE OR REPORTING PERSON*

                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.           Security and Issuer.

         This Amendment No. 1 to Schedule 13D relates to shares of common stock of Velocity Asset Management, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 48 South Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446. On April 8, 2004, the Issuer changed its name from Tele-Optics, Inc. to Velocity Asset Management, Inc. and effected a one-for-13 reverse split of its common stock.


Item 2.           Identity and Background.

         Amendment No. 1 to Schedule 13D is filed by (1) Lomond International, Inc. ("Lomond") and (2) Harold Wine ("Mr. Wine" and together with Lomond, the "Reporting Persons").

         Lomond is a business advisory company with principal executive offices located at 11125 Colonial Country Lane, Charlotte, NC 28277. Lomond is a North Carolina corporation. Martin A. Sumichrast is the Managing Director and an officer of Lomond.

         Mr. Wine is the Chairman of WSP International, located at 250 Ferrand Drive, Suite 1007, Toronto, Canada M3C 3G8. Mr. Wine is a citizen of Canada.

         During the past five years, neither of the Reporting Persons has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

         As reported in the original Schedule 13D, pursuant to a call option agreement, dated as of February 3, 2004, (the "Call Option Agreement") a copy of which was filed with the original Schedule 13D, in exchange for a cash payment to certain existing holders of common stock (the "Sellers") by the Reporting Persons of an aggregate of $5,258.34, the Sellers granted the Reporting Persons the option (the "Option") to purchase all, but not less than all, of 9,846,653 shares (757,449 shares after giving effect to the one-for-13 reverse stock split; the "Option Shares"). The price at which the Option Shares could be purchased was an aggregate of $240,000. Such amount was placed in escrow, pursuant to an escrow agreement (the "Call Escrow Agreement"), a copy of which was filed with the original Schedule 13D. The Option was exercisable at any time beginning on May 4, 2003 but no later than June 2, 2004. Upon exercise of the Option, 6,596,653 of the Option Shares (507,449 Option Shares after giving effect to the one-for-13 reverse stock split) where to be issued to Lomond and 3,250,000 of the Option Shares (250,000 Option Shares after giving effect to the one-for-13 reverse stock split) were to be issued to Mr. Wine.

         Lomond used its working capital to fund its portion of the purchase price of the Option and fund its portion of the exercise price that was placed in escrow. Mr. Wine used his personal funds to fund his portion of the purchase price of the Option and fund his portion of the exercise price that was placed in escrow.

Item 4.           Purpose of Transaction.

         The Reporting Persons acquired and exercised the Option for investment purposes.

Item 5.           Interest in Securities of the Issuer.

         In May 2004, the Reporting Persons exercised the Call Option to purchase an aggregate of 757,449 shares of the common stock of Issuer (after giving effect to the one-for-13 reverse stock split). After this exercise, Lomond held 507,449 shares of common stock (after giving effect to the one-for-13 reverse stock split), representing 6.6% percent of the Issuer's outstanding shares and Mr. Wine held 250,000 shares of common stock (after giving effect to the one-for-13 reverse stock split), representing 3.2% percent of the Issuer's outstanding shares. After such exercise Lomond and Mr. Wine held their shares independently and where no longer a group for the purposes of Rule 13d-1.

         Upon the exercise of the Call Option, Mr. Wine was not the beneficial owner of more than five percent of the common stock of the Issuer. Upon the exercise of the Call Option, Mr. Wine had the sole voting power and sole dispositive power with respect to the 250,000 shares he owned directly.

         During the period from May 24, 2004 through June 7, 2004, Lomond has sold and gifted an aggregate of 126,975 shares of the common stock of the Issuer.

         As of the close of business on June 7, 2004, pursuant to Rule 13d-3(d), Lomond was the beneficial owner of 380,474 shares of the common stock of the Issuer, representing 4.0% percent of the Issuer's outstanding shares. On June 7, 2004, Lomond ceased to be the beneficial owner of more than five percent of the common stock of the Issuer. Lomond has the sole voting power and sole dispositive power with respect to the 380,474 shares it owns directly.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Lomond and Harold Wine had previously entered into a Call Option Agreement, pursuant to which the Issuer granted to Lomond and Mr. Wine an option to purchase an aggregate of 9,846,653 shares (on a pre-split basis). The option was exercised in May 2004, and, as a result, Lomond and Mr. Wine where no longer a group for the purposes of Rule 13d-1.

         Lomond and the Issuer entered into a Business Advisory Agreement, dated as of February 5, 2004, a copy of which was filed as Exhibit IV to the Schedule 13D previously submitted.

         Neither Lomond nor Mr. Wine have any additional contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

The following documents were filed with the original Schedule 13D:

Exhibit I Call Option Agreement by and among Lomond International, Inc., Harold Wine, the Representative and the Sellers, dated as of February 3, 2004.

Exhibit II Call Escrow Agreement by and among Lomond International, Inc., Harold Wine, the Representative and the Sellers, dated as of February 3, 2004.

Exhibit III Joint Filing Agreement by and among Lomond International, Inc. and Harold Wine, dated as of March 9, 2004.

Exhibit IV Business Advisory Agreement by and among Lomond International, Inc. and the Issuer, dated as of February 5, 2004.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated  June 8, 2004



                                           LOMOND INTERNATIONAL, INC.


                                           /s/ MARTIN A. SUMICHRAST
                                           -------------------------------------
                                           Name:  Martin A. Sumichrast
                                           Title: Managing Director